United States securities and exchange commission logo





                            June 7, 2021

       Nick Leschly
       Chief Executive Officer
       2seventy bio, Inc.
       60 Binney Street
       Cambridge, MA 02142

                                                        Re: 2seventy bio, Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted May 11,
2021
                                                            CIK No. 0001860782

       Dear Mr. Leschly:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10

       Information Statement Summary
       Overview, page 10

   1. We note your disclosure that you are delivering Abecma to multiple myeloma patients in the United States
together with your partner Bristol-Myers Squibb. Please revise to disclose when in 2021
you and Bristol-Myers Squibb began delivering Abecma to
                                                        patients. Please also
briefly describe Bristol-Myers Squibb's and your obligations under your co-development and
co-promotion arrangement.
   2. With reference to your disclosure on page 107, please specify that Abecma was approved for the treatment of
adults with multiple myeloma who have received at least four prior
 Nick Leschly
FirstName  LastNameNick  Leschly
2seventy bio, Inc.
Comapany
June 7, 2021Name2seventy bio, Inc.
June 7,
Page 2 2021 Page 2
FirstName LastName
         lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.
Business
Our Approach, page 98

3. We note your statement on page 100 that you believe that certain technologies will enable
         bbT369 to drive rapid tumor clearance, a hallmark of the CD19 CAR T cell patients who proceed to achieve complete responses. Please revise this statement to remove any suggestion that your product candidate will be effective as findings of efficacy are solely within the authority of the FDA or comparable foreign regulators. Multiple Myeloma, page 106

4. We note your disclosure regarding an ongoing Phase 1 CRB-402 study for bb21217 that clinical endpoints were "promising" across the study and the estimated median duration of response was "promising" at 17.0 months across doses. Please revise these and any similar statements to remove any implication of forthcoming regulatory approval or the efficacy of your product candidate, as these determinations are solely within the authority of the FDA or comparable foreign regulators. You may present clinical trial end points and objective data resulting from trials without including conclusions related to efficacy.
Strategic Collaborations, page 108

5. With respect to each of the agreements discussed in this section, please revise to disclose the nature and scope of intellectual property transferred if the agreement involves a
         license, each parties    rights and obligations, the duration of the
agreement, the royalty
         term, the termination provisions, and the following payment provisions:

             Up-front or execution payments received or paid;
             Aggregate amounts paid or received to date under the agreement; Aggregate future potential milestone payments to be paid or received;
             Royalty rates or a royalty range;
             Profit or revenue-sharing provisions; and
             Minimum purchase requirements if the agreement involves manufacturing.

         Please also file these agreements as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K. Intellectual Property, page 111

6. Please revise to disclose the material foreign jurisdictions where you own or license patents or have pending patent applications.
7. We note your disclosure that certain patents will expire during 2021 - 2024. Please revise to disclose what effect you expect the expiration of these patents to have on your patent
 Nick Leschly
2seventy bio, Inc.
June 7, 2021
Page 3
       portfolio and your business, if any, and if you intend to take any action to mitigate such effect.
Management, page 134

8. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Leschly should serve as a director of your company, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.
Executive Compensation
Agreements with our Named Executive Officers, page 143

9. We note your disclosure that you intend to enter into new employment agreements with your named executive officers that will be effective upon completion of the separation.
       Please tell us whether you intend to file such agreements in a subsequent amendment.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

10. Please have your auditor explain how they determined 2021, and not 2012, to be the appropriate year they began serving consecutively as your auditor, for the purpose of AS
       3101.10 (b) and the included note.
       You may contact Michael Fay at 202-551-3812 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.



                                                               Sincerely,
FirstName LastNameNick Leschly
                                                               Division of
Corporation Finance
Comapany Name2seventy bio, Inc.
                                                               Office of Life
Sciences
June 7, 2021 Page 3
cc:       Gregg L. Katz, Esq.
FirstName LastName